Exhibit 12.1

Ratio/Deficiency of Earnings to Fixed Charges

	Year Ended 12/31/13	Year Ended 12/31/14	Year Ended 12/31/15	Year Ended 12/31/16	Year Ended 12/31/17	Quarter Ended 3/31/18
Earnings:
(Loss) Income from continuing operations before income taxes	(57,220)	(15,660)	(166,594)	87,300	116,890	40,127
Plus: Fixed charges, less preferred dividends	369,119	391,247	397,602	409,980	405,773	118,467
Plus: Current period amortization of interest capitalized in prior periods	553	521	422	266	182	45
Less: Capitalized interest	(108)	(304)	(790)	(961)	(1,059)	(224)

Total Earnings	312,345	375,803	230,639	496,585	521,786	158,415
Fixed Charges:
Interest Expense—cash	249,051	292,600	322,366	329,171	323,749	88,923
Capitalized interest	108	304	790	961	1,059	224
Interest Expense—non cash	49,085	27,112	1,505	2,203	2,879	733
Amortization of debt issue costs	15,560	17,572	19,154	21,136	21,940	5,388
Interest component of operating leases	55,315	53,659	53,787	56,509	56,146	23,199

Total Fixed Charges	369,119	391,247	397,602	409,980	405,773	118,467

Total Deficiency	$(56,775)	$(15,443)	$(166,962)	—	—	—

Ratio of Earnings to Fixed Charges	—	—	—	1.21	1.29	1.34